210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Completes Patient Enrollment in U.S. Phase I Clinical Trial Investigating REOLYSIN® in Combination with FOLFIRI in Patients with Colorectal Cancer

CALGARY, AB, --- August 16, 2012 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) today announced that it has completed patient enrollment in its U.S. Phase I clinical trial using REOLYSIN in combination with FOLFIRI (Folinic Acid (leucovorin) with Fluorouracil (5-FU) and Irinotecan) in patients with oxaliplatin refractory, Kras mutant colorectal cancer (REO 022).

The trial is a 21-patient, single arm dose escalation study designed to determine a maximum tolerated dose and dose-limiting toxicities for the combination of REOLYSIN and FOLFIRI.

Eligible patients include those with histologically confirmed cancer of the colon or rectum with Kras mutation and measurable disease. They must have progressed on or within one hundred and ninety days after the last dose of an oxaliplatin regimen in the metastatic setting, or be intolerant to oxaliplatin.

The principal investigator for the study is Dr. Sanjay Goel of the Montefiore Medical Center at the Albert Einstein College of Medicine in New York.

“We are pleased to complete enrollment in this clinical study as we learn more about using REOLYSIN for the treatment of colorectal cancer,” said Dr. Brad Thompson, President and CEO of Oncolytics. “Oncolytics continues to expand its colorectal cancer program and we recently announced entry into an agreement where the NCIC Clinical Trials Group would conduct an open-label, randomized, non-blinded, Phase II clinical study of REOLYSIN given in combination with FOLFOX-6 plus bevacizumab (Avastin) versus FOLFOX-6 plus bevacizumab alone.”

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the U.S. Phase I clinical trial investigating REOLYSIN in combination with FOLFIRI in patients with colorectal cancer, and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta, T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	IRG, LLC Tom Caden 20th Floor, 1251 Avenue of the Americas New York, NY 10020 Tel: 212.825.3210 Fax: 212.825.3229 tcaden@investorrelationsgroup.com